February 8, 2008

Via EDGAR and by courier

Russell Mancuso

Branch Chief

U.S. Securities and Exchange Commission

Mail Stop 6010

100 F Street, NE

Washington, DC 20549

Re:	ON Semiconductor Corporation

Registration Statement on Form S-4

Filed January 14, 2008

File No. 333-148630

Dear Mr. Mancuso:

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated February 5, 2008, to ON Semiconductor Corporation (“ON”) regarding the Registration Statement on Form S-4, File No. 333-148630, which is also a joint proxy statement (the “Form S-4/Proxy Statement”) for ON and AMIS Holdings, Inc. (“AMI”).

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth ON’s response. We are enclosing a copy of the Amendment No. 1 to the Form S-4/Proxy Statement, together with a copy which is marked to show the changes from the initial filing.

Litigation Relating to the Merger, page 67

Staff Comment:

1. We note your disclosure regarding the purported class-action lawsuit filed against AMIS Holdings, its directors and two shareholders. Please expand your discussion to describe more specifically the factual basis underlying the plaintiffs’ allegations. For example, describe how the defendants are alleged to have advanced their own interests at the expense of AMIS stockholders and to have not conducted a fair process in connection with the proposed merger.

Securities and Exchange Commission

February 8, 2008

Company Response:

The key facts alleged in the complaint that are claimed to provide a basis for relief are as follows:

•	the fact that certain members of the board of AMI are designees of FP-McCartney L.L.C. and Citigroup Venture Capital Equity Partners, L.P., which are significant stockholders of AMI;

•

the absence of a collar provision in the Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), dated as of December 13, 2007, by and among ON, Orange Acquisition Corporation and AMI that would permit adjustment of the exchange ratio for changes in ON’s stock price;

•	the inadequacy of the premium that AMI stockholders will receive for their shares;

•	the inability of AMI’s board to revisit the terms of the transaction;

•	AMI’s agreement to “onerous deal protection devices,” including a “no shop” provision and a termination fee;

•	ON’s statement that it expects the acquisition to be accretive to its earnings;

•

the claimed structuring of the transaction “to provide certain AMI insiders with a financial windfall and to ensure that only ON Semiconductor would benefit from the Company’s increasingly stellar financial performance;”

•	the possession by the individual defendants of non-public information concerning AMI’s financial condition and prospects; and

•	“clear and material conflicts of interest” on the part of the individual defendants.

With respect to the complaint’s allegations that the individual defendants possess non-public information about AMI’s financial condition and prospects, including its “true value and expected increased future value,” we note that pages 60-62 of the Form S-4/Proxy Statement contain projections by AMI’s management of AMI’s standalone financial performance for fiscal years 2008 through 2012. These projections had not yet been publicly disclosed at the time the complaint was filed. As discussed in the Form S-4/Proxy Statement, AMI disclosed these projections to its stockholders because they represent an assessment by AMI’s management of AMI’s future cash flows on which the AMI board of directors relied in making its recommendation to AMI’s stockholders. As noted on pages 39-41 of the Form S-4/Proxy Statement and in the surrounding disclosure, AMI’s board of directors considered AMI’s financial condition, results of operations and business and earnings prospects if it were to remain independent and weighed these factors against what it concluded were significant risks in remaining independent.

Securities and Exchange Commission

February 8, 2008

As noted in the Form S-4/Proxy Statement, AMI believes that this lawsuit is without merit and intends to defend against it vigorously. We further note that the complaint was filed prior to AMI’s detailed disclosures contained in the Form S-4/Proxy Statement.

We have added disclosure regarding the key facts alleged in the complaint that are claimed to provide a basis for relief on pages 68-69 of the Form S-4/Proxy Statement.

Staff Comment:

2. Please provide us a copy of the complaint.

Company Response:

We supplementally provided the Staff with the attached copy of the complaint.

Staff Comment:

3. With a view toward clarified disclosure, please tell us whether the filing of the complaint or an adverse development in the litigation would permit a party to terminate the merger agreement. If so, please tell us the current intentions of the party permitted to terminate and the extent of any applicable termination fees.

Company Response:

Neither the filing of the litigation nor adverse developments in the litigation give rise to a right to terminate the Merger Agreement. Section 2.14 of the Merger Agreement sets forth AMI’s representation with respect to the absence of litigation relating to the transaction, but at closing that representation need be true only to the extent there would not be a Material Adverse Effect (as defined in the Merger Agreement). The definition of Material Adverse Effect (in subsection I with respect to AMI) expressly excludes litigation by a holder of AMI securities in connection with the proposed transaction. As a result, the Merger Agreement effectively provides that the litigation is not taken into account in determining whether there has been a breach of this representation.

The Merger Agreement does contain a termination provision under which either party would be permitted to terminate the agreement if the transaction were permanently enjoined by a court or other governmental entity. See Section 7.1(c) of the Merger Agreement. In such event, each party would bear its own expenses, and no termination fee would be payable. The parties believe that a permanent injunction prohibiting the merger is highly unlikely to be issued.

We have added disclosure to this effect on pages 68-69 of the Form S-4/Proxy Statement.

*        *        *

Securities and Exchange Commission

February 8, 2008

If you require any additional information on these issues, or if we can provide you with any other information which will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (602) 244-6600.

Very truly yours,

ON Semiconductor Corporation

By:	/s/ George H. Cave
George H. Cave
Senior Vice President, General Counsel and
Secretary

Enclosures

cc:	Steven D. Pidgeon, Esq., DLA Piper US LLP

Darlene Gerry, Esq., AMIS Holdings, Inc.

William M. Kelly, Esq., Davis Polk & Wardwell

Mischa Travers, Esq., Davis Polk & Wardwell

GORDON LAW OFFICES

PHILIP GORDON (ISBN 1996)

BRUCE S. BISTLINE (ISBN 1988)

623 West Hays Street

Boise, ID 83702

Telephone: 208/345-7100

208/345-0050 (fax)

COUGHLIN STOIA GELLER

RUDMAN & ROBBINS LLP

DARREN J. ROBBINS

RANDALL J. BARON

655 West Broadway, Suite 1900

San Diego, CA 92101

Telephone: 619/231-1058

619/231-7423 (fax)

Attorneys for Plaintiff

[Additional counsel appear on signature page.]

IN THE DISTRICT COURT OF THE SIXTH JUDICIAL DISTRICT OF THE STATE

OF IDAHO, IN AND FOR THE COUNTY OF BANNOCK.

PLUMBERS AND PIPEFITTERS LOCAL

UNION NO. 630 PENSION-ANNUITY TRUST

FUND, On Behalf of Itself and All Others

Similarly Situated,

Plaintiff;

      vs.

AMIS HOLDINGS, INC., CHRISTINE KING,

DIPANJAN DEB, COLIN L. SLADE, PAUL C.

SCHORR IV, J.D. SHERMAN, DAVID

STANTON, WILLIAM N. STARLING, JR.

JAMES A. URRY, FP-MCCARTNEY L.L.C.

(a/k/a FRANCISCO PARTNERS) and

CITIGROUP VENTURE CAPITAL EQUITY

PARTNERS, L.P.,

Defendants.

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )	Case No. CV 07 5396 DC CLASS ACTION COMPLAINT FOR BREACH OF FIDUCIARY DUTY

        COMPLAINT FOR BREACH OF FIDUCIARY DUTY - PAGE 1

Plaintiff, by its attorneys, alleges as follows:

SUMMARY OF THE ACTION

1. This is a stockholder class action brought by plaintiff on behalf of the holders of AMIS Holdings, Inc. (“AMIS” or the “Company”) common stock arising out of the proposed sale of AMIS via an unfair process (the “Proposed Buyout”) to ON Semiconductor Corporation (“ON Semiconductor”). In pursuing the unlawful plan to sell AMIS via an unfair process, each of the defendants violated applicable law by directly breaching and/or aiding and abetting the other defendants’ breaches of their fiduciary duties of loyalty, due care, candor, independence, good faith and fair dealing.

2. FP-McCartney L.L.C. (“Francisco Partners”) and Citigroup Venture Capital Equity Partners, L.P. and its related entities (collectively, “CVC”) own approximately 24% of AMIS’s stock and directly control at least four of the Company’s eight Board of Director (“Board”) seats. In 2006, the Company and certain of its shareholders, including Francisco Partners, CVC and Nippon Mining Holdings, Inc., amended a shareholder agreement which provides for the designation of directors by Francisco Partners and CVC. In addition, the shareholder agreement provides that the Company’s Board may not take certain significant actions, including mergers, acquisitions or sales of assets, without the approval of the Board designees of each of Francisco Partners and CVC. Francisco Partners and CVC each own approximately l2% of the Company’s stock.

3. On December 13, 2007, AMIS announced its agreement to be acquired by ON Semiconductor for approximately $915 million. Francisco Partners and CVC have entered into voting agreements in support of the Proposed Buyout.

4. Pursuant to the Agreement and Plan of Merger (“Merger Agreement”),

        COMPLAINT FOR BREACH OF FIDUCIARY DUTY - PAGE 2

defendants further tilted the playing field in favor of ON Semiconductor by agreeing to at least two unlawful provisions in breach of their fiduciary duties to AMIS’s shareholders, including:

•

a “No Shop” provision which precludes the defendants from engaging in a fair process to sell the Company by seeking out the best possible price for AMIS’s shareholders which their fiduciary duties require; and

•

a “Termination Fee” provision whereby defendants agreed to pay ON Semiconductor $30 million in the event the Company receives a higher offer for the Company and its shareholders, despite the no shop provision.

5. As alleged herein, the Proposed Buyout is the product of a hopelessly flawed process that was designed to divert AMIS’s assets to ON Semiconductor, and ON Semiconductor only, on terms preferential to ON Semiconductor and detrimental to plaintiff and the other public stockholders of AMIS. Plaintiff seeks to enjoin the Proposed Buyout.

JURISDICTION AND VENUE

6. This Court has jurisdiction over AMIS because AMIS conducts business in Idaho and has its principal place of business at 2300 Buckskin Road, Pocatello, Idaho. Likewise, certain of the individual defendants, including defendant Christine King, are citizens of Idaho. This action is not removable.

7. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

PARTIES

8. Plaintiff Plumbers and Pipefitters Local Union No. 630 Pension-Annuity Trust Fund is, and at all times relevant hereto was, a shareholder of AMIS.

9. Defendant AMIS is a Delaware corporation with its principal place of business in Pocatello, Idaho. AMIS engages in the design and manufacture of mixed signal semiconductor products. The Company focuses on the automotive, medical, industrial, communications and military and aerospace markets where there is a need for electronic products to interact with the real

        COMPLAINT FOR BREACH OF FIDUCIARY DUTY - PAGE 3

world through analog signals, such as light, heat, pressure, power and radio waves.

10. Defendant Christine King (“King”) is AMIS’s CEO and a director. King and defendant J.D. Sherman previously worked at IBM together, and King and defendant Paul C. Schorr, IV currently serve as directors of MagnaChip Semiconductor, LLC.

11. Defendant Dipanjan Deb (“Deb”) is a member of the Board of Directors of AMIS and is a designee of Francisco Partners, a 12% owner of the Company. Deb, along with defendant David Stanton, are founders and current partners of Francisco Partners, and were formerly affiliated with Texas Pacific Group.

12. Defendant J.D. Sherman (“Sherman”) was appointed to AMIS’s Board of Directors in August 2007. Sherman and defendant King formerly worked together at IBM.

13. Defendant Paul C. Schorr, IV (“Schorr”) is a member of the Board of Directors of AMIS. Schorr is a designee of Citigroup Venture Capital Equity Partners, L.P., a 12% owner of the Company. Schorr and defendant King currently serve as directors of MagnaChip Semiconductor, LLC and Schorr and defendant James A. Urry were former partners with Citigroup Venture Capital.

14. Defendant Colin L. Slade (“Slade”) is a member of the Board of Directors of AMIS.

15. Defendant David Stanton (“Stanton”) is a member of the Board of Directors of AMIS and is a designee of Francisco Partners, a 12% owner of the Company. Stanton, along with defendant Deb, are founders and current partners of Francisco Partners, and were formerly affiliated with Texas Pacific Group.

16. Defendant William N. Starling, Jr. (“Starling”) is a member of the Board of Directors of AMIS.

17. Defendant James A. Urry (“Urry”) is a member of the Board of Directors of AMIS. Urry is a designee of Citigroup Venture Capital Equity Partners, L.P., a 12% owner of the Company.

        COMPLAINT FOR BREACH OF FIDUCIARY DUTY - PAGE 4

Urry and defendant Schorr were former partners with Citigroup Venture Capital.

18. Defendant Francisco Partners is a private equity firm founded by defendants Deb and Stanton, who are current Managing Partners. Francisco Partners owns 12% of the Company’s stock, designated defendants Deb and Stanton as its representatives on the Company’s Board and has agreed to vote its shares in favor of the Proposed Buyout.

19. Defendant CVC is a private equity firm. CVC owns 12% of the Company’s stock, designated defendants Schorr and Urry as its representatives on the Company’s Board and has agreed to vote its shares in favor of the Proposed Buyout.

20. The defendants named above in ¶¶l0-17 are sometimes collectively referred to herein as the “Individual Defendants.”

DEFENDANTS’ FIDUCIARY DUTIES

21. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control or (ii) a break-up of the corporation’s assets, the directors have an affirmative fiduciary obligation to refrain from self-dealing and act in the best interests of the corporation’s shareholders. To diligently comply with these duties, the directors may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation’s

        COMPLAINT FOR BREACH OF FIDUCIARY DUTY - PAGE 5

shareholders; and/or

(e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

22. In accordance with their duties of loyalty and good faith, the defendants, as directors and/or officers of AMIS, are obligated to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

23. Plaintiff alleges herein that the Individual Defendants, separately and together, and aided and abetted by the other defendants, violated the fiduciary duties owed to plaintiff and the other public shareholders of AMIS in connection with the Proposed Buyout, including their duties of loyalty, good faith, candor, due care and independence, insofar as they stood on both sides of the transaction, engaged in self-dealing and/or obtained for themselves personal benefits, including personal financial benefits, not shared equally by plaintiff or the Class, and/or aided and abetted therein. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their AMIS common stock in the Proposed Buyout.

24. Because the Individual Defendants have breached their duties of due care, loyalty and good faith in connection with the Proposed Buyout, the burden of proving the inherent or entire

        COMPLAINT FOR BREACH OF FIDUCIARY DUTY - PAGE 6

fairness of the Proposed Buyout, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

CLASS ACTION ALLEGATIONS

25. Plaintiff brings this action on its own behalf and as a class action pursuant to Rule 23 of the Idaho Rules of Civil Procedure on behalf of all holders of AMIS stock who are being and will be harmed by defendants’ actions described below (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendants.

26. This action is properly maintainable as a class action.

27. The Class is so numerous that joinder of all members is impracticable. According to AMIS’s SEC filings, there are approximately 89 million shares of AMIS common stock outstanding.

28. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

(a) whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Buyout, and/or aided and abetted therein;

(b) whether defendants are engaging in self-dealing in connection with the Proposed Buyout, and/or have aided and abetted therein;

(c) whether defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Buyouts

        COMPLAINT FOR BREACH OF FIDUCIARY DUTY - PAGE 7

and/or have aided and abetted therein;

(d) whether defendants are unjustly enriching themselves and other insiders or affiliates of AMIS, and/or have aided and abetted therein;

(e) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Buyout, including the duties of good faith, diligence, candor and fair dealing, and/or have aided and abetted therein;

(f) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets, and/or have aided and abetted therein;

(g) whether the Proposed Buyout compensation payable to plaintiff and the Class is unfair and inadequate; and

(h) whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated.

29. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

30. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

31. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

32. Plaintiff anticipates that there will be no difficulty in the management of this

        COMPLAINT FOR BREACH OF FIDUCIARY DUTY - PAGE 8

litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

33. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FACTUAL ALLEGATIONS

34. AMIS, a Delaware corporation headquartered in Pocatello, Idaho, is the parent company of AMI Semiconductor, a designer and manufacturer of state-of-the-art mixed-signal and digital products for the automotive, medical, industrial and military/aerospace sectors.

35. As recently as July 2007, AMIS’s stock was trading at approximately $13 per share.

36. On December 13, 2007, AMIS announced its agreement to be acquired by ON Semiconductor for approximately $915 million in a release which stated:

“The acquisition of AMIS furthers the transformation of ON Semiconductor into an analog and power solutions leader with enhanced scale, higher value and higher margin products, deep customer relationships and an expanded addressable market,” said Keith Jackson, ON Semiconductor president and CEO. “Combining ON Semiconductor’s leading standard products and advanced manufacturing infrastructure with AMIS’s growing standard products business and substantial custom product portfolio will enable the combined company to more comprehensively address our customers’ needs.”

“AMIS will immediately contribute exciting new products and capabilities in the medical and military/aerospace markets and will complement our existing automotive and industrial businesses,” Jackson said. “Over time, we plan to leverage the advanced sub-micron capabilities of our Gresham, Oregon, fabrication facility to achieve operational synergies and extend AMIS’s high voltage and low power offerings.”

“This transaction represents a compelling opportunity for AMIS employees, customers and shareholders by combining the outstanding manufacturing excellence of ON Semiconductor with the world class mixed-signal design talent of AMIS,” stated Christine King, CEO of AMIS. “We believe AMIS shareholders will not only benefit from the initial premium represented by the purchase price, but also from a

        COMPLAINT FOR BREACH OF FIDUCIARY DUTY - PAGE 9

significant post-merger ownership in a combined ON Semiconductor/AMIS company that is expected to have enhanced growth, cash flow and profitability prospects.”

“Through the combination, our employees will have access to a more complete technology roadmap and capabilities as well as the opportunity to serve our customers with a wider array of products; either custom or standard,” added King.

Transaction Details

Under the terms of the agreement, which has been approved by both boards of directors, AMIS shareholders will receive 1.150 shares of ON Semiconductor common stock for each share of AMIS common stock they own. Based on the closing stock price of ON Semiconductor on December 12, 2007, this represents a value to AMIS shareholders of approximately $10.14 per share. Upon completion of the transaction, ON Semiconductor will issue approximately 104 million shares of common stock on a fully diluted basis to complete the transaction. ON Semiconductor and AMIS stockholders will own approximately 74 percent and 26 percent, respectively, of the combined company.

The transaction is subject to the approval of shareholders from both companies as well as customary closing conditions and regulatory approvals. Stockholders holding approximately 24 percent of the voting stock of AMIS have entered into voting agreements in support of the transaction. The companies expect the transaction to close in the first half of 2008. Upon closing, ON Semiconductor may record a one-time charge for purchased in-process research and development expenses and other deal related costs. The amount of that charge, if any, has not yet been determined.

“In addition to the strategic benefits, the acquisition provides compelling financial opportunities,” said Donald Colvin, ON Semiconductor executive vice president, CFO and treasurer. “We have identified significant operational and manufacturing cost synergies, up to $50 million in pre tax savings in 2009 that may be achieved through the integration of AMIS and rationalization of our combined infrastructure. We expect to begin to realize these synergies within two quarters of closing the transaction. With these cost savings, and excluding the impact of amortization expense, we expect the acquisition will be accretive to our earnings per share exiting 2008. The combined company would also have latest twelve months cumulative revenues of greater than $2 billion and latest twelve months cumulative EBITDA of greater than $500 million. We believe the strong EBITDA of the combined company, along with the rationalization of our capital expenditures and utilization of our tax losses will enable the combined company to generate significant cash flow for our shareholders. We have also identified potential revenue synergies that, while we are not counting on them to make this acquisition accretive, provide exciting opportunities for further enhancing our combined revenue growth.”

        COMPLAINT FOR BREACH OF FIDUCIARY DUTY - PAGE 10

ON Semiconductor President and CEO Keith Jackson will serve as president and CEO of the combined company. Corporate headquarters will remain in Phoenix, Arizona, with a significant presence maintained in Pocatello, Idaho, Belgium and various other locations worldwide. ON Semiconductor non-executive Chairman J. Daniel McCranie will continue as non-executive chairman of the Board of Directors of the combined company, which will be expanded to eight members with the addition of Christine King, CEO of AMIS.

Shares of the combined company will trade on the NASDAQ Global Exchange under the symbol “ONNN” Credit Suisse Securities (USA) LLC acted as exclusive financial advisor and DLA Piper US LLP acted as legal counsel to ON Semiconductor and Goldman, Sachs & Co. acted as exclusive financial advisor and Davis Polk & Wardwell acted as legal counsel to AMIS.

37. Concurrently with the execution of the Merger Agreement, ON Semiconductor entered into voting agreements with defendant King and with the other executive officers, directors and certain other stockholders of AMIS, including Francisco Partners and CVC. All signatories of the voting agreements have agreed to vote in favor of the Merger Agreement and against any other proposal or offer to acquire AMIS.

38. Pursuant to the Merger Agreement, AMIS shareholders will receive 1.15 shares of ON Semiconductor stock, worth $10.14 per share based on ON Semiconductor’s closing price of $8.82 on December 12, 2007. Following the December 13, 2007 announcement, ON Semiconductor’s shareholders sent its stock down $.88, or 10%, to $7.94 per share in morning trading. Because the Merger Agreement does not contain a collar provision which would permit adjustment of the exchange ratio in the event ON Semiconductor’s stock price continues to decrease (or AMIS’s stock price increases) prior to consummation, the decline in ON Semiconductor’s stock price diminishes even further the virtually nonexistent premium being paid to AMIS’s shareholders. In short, the Company’s public shareholders will likely receive little or no premium at all for their increasingly valuable shares. Significantly, the AMIS Board left itself with no recourse to revisit the terms of the Proposed Buyout when it failed to insist on a collar provision and agreed to onerous

        COMPLAINT FOR BREACH OF FIDUCIARY DUTY - PAGE 11

deal protection devices, including the “no shop” and termination fee clauses and the execution of the voting agreements with certain of the defendants.

39. Despite the fact that the Company’s public shareholders are not guaranteed a premium for their shares, ON Semiconductor has stated it “expects the acquisition will be accretive to [its] earnings per share exiting 2008.”

40. In essence, the defendants have breached their fiduciary duties by causing the Company to close a deal with ON Semiconductor that was specifically structured to provide certain AMIS insiders with a financial windfall and to ensure that only ON Semiconductor would benefit from the Company’s increasingly stellar financial performance. Thus, the Proposed Buyout represents a hopelessly flawed process in which the Company’s public shareholders are being effectively disenfranchised and forced to give up their increasingly valuable shares of AMIS stock for inadequate consideration.

41. By reason of their positions with AMIS, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of AMIS, and especially the true value and expected increased future value of AMIS and its assets, which they have not disclosed to the Company’s public stockholders. Moreover, despite their duty to maximize shareholder value, defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of the Company’s public shareholders.

42. The Proposed Buyout is wrongful, unfair and harmful to the Company’s public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Proposed Buyout is an attempt to deny plaintiff and the other members of the Class their rights while usurping the same for the benefit of ON Semiconductor on unfair terms. Indeed, the Individual Defendants have approved

        COMPLAINT FOR BREACH OF FIDUCIARY DUTY - PAGE 12

the Proposed Buyout so that it transfers 100% of the Company’s revenues and profits to ON Semiconductor, thus all of the Company’s operations will now accrue to the benefit of ON Semiconductor.

43. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

(a) rescind any and all vesting acceleration and other change of control agreements;

(b) rescind the voting agreements pursuant to which certain defendants, including King, Francisco Partners and CVC, agreed to vote the 24% of the Company’s outstanding shares held by them in favor of the Proposed Buyout;

(c) rescind the unlawful “no shop” and “termination fee” provisions of the Merger Agreement;

(d) withdraw their consent to the sale of ON Semiconductor and allow the shares to trade freely – without impediments;

(e) act independently so that the interests of the Company’s public stockholders will be protected, including, but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee;

(f) adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of the Company’s public stockholders; and

(g) fully and fairly disclose all material information to the Company’s shareholders.

        COMPLAINT FOR BREACH OF FIDUCIARY DUTY - PAGE 13

CAUSE OF ACTION

Claim for Breach of Fiduciary Duties and/or

Aiding and Abetting Breach of Fiduciary Duty

44. Plaintiff repeats and realleges each allegation set forth herein.

45. Defendants have violated the fiduciary duties of care, loyalty, candor, good faith and independence owed to the public shareholders of AMIS and have acted to put their personal interests ahead of the interests of AMIS’s shareholders, and/or aided and abetted therein.

46. Defendants have violated their fiduciary duties by entering into a transaction with ON Semiconductor without regard to the fairness of the transaction to AMIS’s shareholders, and/or aided and abetted therein.

47. As demonstrated by the allegations above, defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of AMIS, and/or aided and abetted therein, because, among other reasons:

(a) they enacted numerous management entrenchment provisions to give ON Semiconductor an unfair advantage;

(b) they failed to properly value AMIS; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Buyout.

48. Because defendants dominate and control the business and corporate affairs of AMIS, and are in possession of private corporate information concerning AMIS’s assets, business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of AMIS which makes it inherently unfair for them to pursue any

        COMPLAINT FOR BREACH OF FIDUCIARY DUTY - PAGE 14

proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

49. By reason of the foregoing acts, practices and course of conduct, defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class, and/or have aided and abetted therein.

50. As a result of the actions of defendants, plaintiff and the Class have been and will be irreparably harmed in that they have not and will not receive a fair process or their fair portion of the value of AMIS’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

51. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and/or aid and abet therein, and may consummate the Proposed Buyout which will deny the Class a fair process and exclude the Class from its fair share of AMIS’s valuable assets and businesses, and/or benefit defendants in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

52. Defendants are engaging in self dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class, and/or have aided and abetted therein.

53. As a result of the defendants’ unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will be denied a fair process and will not receive their fair portion of the value of AMIS’s assets and business, and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the Proposed Buyout is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, and/or aid and abet therein, and will not engage in arm’s-length negotiations

        COMPLAINT FOR BREACH OF FIDUCIARY DUTY - PAGE 15

on the Proposed Buyout terms, will not cease insisting on improper barriers to superior bids, will not supply to AMIS’s minority stockholders sufficient information to enable them to cast informed votes on the Proposed Buyout and may consummate the Proposed Buyout, all to the irreparable harm of the members of the Class.

54. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendants’ actions threaten to inflict.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive and other equitable relief, in plaintiff’s favor and in favor of the Class and against defendants, as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Declaring and decreeing that the Proposed Buyout agreement was entered into in breach of defendants’ fiduciary duties and is therefore unlawful and unenforceable;

C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Buyout, unless and until the Company adopts and implements a fair sales process;

D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction that is in the best interests of AMIS’s shareholders and to refrain from insisting on improper barriers to superior bids or entering into any transaction until a fair process is used to sell the Company;

E. Rescinding, to the extent already implemented, the Proposed Buyout or any of the terms thereof;

F. Awarding plaintiff the costs and disbursements of this action, including reasonable

        COMPLAINT FOR BREACH OF FIDUCIARY DUTY - PAGE 16

attorneys’ and experts’ fees; and

G. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: December 26, 2007	GORDON LAW OFFICES
PHILIP GORDON (ISBN 1996)
BRUCE S. BISTLINE (ISBN 1988)

/s/ PHILIP GORDON
PHILIP GORDON

623 West Hays Street
Boise, ID 83702
Telephone: 208/345-7100
208/345-0050 (fax)

COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP
DARREN J. ROBBINS
RANDALL J. BARON
655 West Broadway, Suite 1900
San Diego, CA 92101
Telephone: 619/231-1058
619/231-7423 (fax)

SUGARMAN & SUSSKIND
HOWARD S. SUSSKIND
100 Miracle Mile, Suite 300
Coral Gables, FL 33134
Telephone: 305/529-2801
305/447-8115 (fax)

Attorneys for Plaintiff

        COMPLAINT FOR BREACH OF FIDUCIARY DUTY - PAGE 17